2020 ANNUAL REPORT

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

CANADIAN DOLLARS IN THOUSANDS

-   -   -   -   -   -   -   -   -   -   -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the "Company"), as of December 31, 2020 and 2019 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the two years then ended and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for the two years then ended, in conformity with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board ("IASB").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.	“KOST FORER GABBAY & KASIERER”

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 23, 2021	A Member of Ernst & Young Global

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$8,885	$13,926
Restricted bank deposit		18	-
Trade receivables	7	5,501	1,810
Advances to suppliers	1b	3, 602	2,565
Other accounts receivable	8	689	516
Biological assets	9	78	52
Inventories	10	8,370	5,422

		27,143	24,291
NON-CURRENT ASSETS:
Property, plant and equipment, net	1 1	5,532	3,392
Investments	15c	2,341	912
Right-of-use assets, net	12	935	1,023
Deferred tax assets	17	769	89
Intangible assets, net	6, 11	1,092	889
Goodwill	6, 11	304	298

		10,973	6,603

Total assets		$38,116	$30,894

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2020	2019
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$2,605	$992
Other accounts payable and accrued expenses	14	3,497	1,458
Current maturities of lease liabilities	12	167	159

		6,269	2,609

NON-CURRENT LIABILITIES:
Warrants measured at fair value	15	16,540	197
Lease liabilities	12	823	891
Employee benefit liabilities, net	1 3	371	2 62
Deferred tax liability	17	1,503	826

		19,237	2,176

Total liabilities		25,506	4,785

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY :	1 8
Share capital and premium		37,040	25,947
Translation reserve		1,229	309
Reserve from share-based payment transactions		5,829	2,677
Retained earnings (accumulated deficit)		(33,001)	(4,273)

Total equity attributable to shareholders of the Company		11,097	24,660
Non-controlling interests		1,513	1,449

Total equity		12,610	26,109

Total equity and liabilities		$38,116	$30,894

The accompanying notes are an integral part of the consolidated financial statements.

April 23, 2021	"Marc Lustig"	"Oren Shuster"	"Shai Shemesh"
Date of approval of the	Marc Lustig	Oren Shuster	Shai Shemesh
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

		Year ended December 31 ,
	Note	2020	2019

Revenues		$15,890	$9,074
Cost of revenues		7,081	4,761

Gross profit before fair value adjustments		8,809	4,313

Fair value adjustments:
Unrealized change in fair value of biological assets		11,781	5,990
Realized fair value adjustments on inventory sold in the period		(10,122)	(6,374)

Total fair value adjustments		1,659	(384)

Gross profit after fair value adjustments		10,468	3,929

General and administrative expenses		11,413	6,422
Selling and marketing expenses		3,782	1,240
Research and development expenses		136	233
Listing cost of reverse acquisition	5	-	3,632
Share-based compensation	18	3,382	2,677

Total operating expenses		18,713	14,204

Operating loss		(8,245)	(10,275)

Finance income	15a,b	277	3,653
Finance expenses		(20,504)	(707)

Finance income (expense), net		(20,227)	2,946

Loss before income taxes		(28,472)	(7,329)
Income tax expense, net	17	262	90

Net Loss		(28,734)	(7,419)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Re-measurement loss on defined benefit plans		(30)	(29)
Exchange differences on translation to presentation currency		1,146	333

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		1,116	304

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		(124)	(14)

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods		(124)	(14)

Total other comprehensive income		992	290

Total comprehensive loss		$(27,742)	$(7,129)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Year ended December 31 ,
	Note	2020	2019

Net income (loss) attributable to:
Equity holders of the Company		(28,698)	(7,292)
Non-controlling interests		(36)	(127)

		$(28,734)	$(7,419)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(27,806)	(7,047)
Non-controlling interests		64	(82)

		$(27,742)	$(7,129)

Net earnings (loss) per share attributable to equity holders of the Company	20
Basic and diluted		$(0.74)	$(0.23)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2019	$7,099	$-	$43	$3,040	$10,182	$1,429	$11,611

Net loss	-	-	-	(7,292)	(7,292)	(127)	(7,419)
Other comprehensive income (loss)	-	-	266	(21)	245	45	290

Total comprehensive income (loss)	-	-	266	(7,313)	(7,047)	(82)	(7,129)

Issuance of share capital, net of issuance cost of $2,913	15,665	-	-	-	15,665	-	15,665
Issuance of share capital on the reverse acquisition date	3, 183	-	-	-	3,183	-	3,183
Share based compensation	-	2,677	-	-	2,677	-	2,677
Share based compensation of subsidiary	-	-	-	-	-	102	102

Balance as of December 31, 2019	25,947	2,677	309	(4,273)	24,660	1,449	26,109

Exercise of warrants and compensation options	10,251	-	-	-	10,251	-	10,251
Exercise of options	834	(222)	-	-	612	-	612
Share-based compensation	-	3,382	-	-	3,382	-	3,382
Expired options	8	(8)	-	-	-	-	-
Net loss	-	-	-	(28,698)	(28,698)	(36)	(28,734)
Other comprehensive income (loss)	-	-	920	(30)	890	100	990

Total comprehensive income (loss)	-	-	920	(28,728)	(27,808)	64	(27,744)

Balance as of December 31, 2020	$37,040	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31 ,
	2020	2019
Cash provided from operating activities:

Net loss for the year	$(28,734)	$(7,419)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(11,781)	(5,990)
Fair value adjustment on sale of inventory	10,122	6,374
Fair value adjustment on warrants measured at fair value	20,155	(3,653)
Depreciation of property, plant and equipment	690	3 40
Amortization of intangible assets	31	125
Depreciation of right-of-use assets	209	136
Listing cost of reverse acquisition	-	3,632
Finance income, net	72	707
Changes in employee benefit liabilities, net	59	46
Deferred tax expense (benefit), net	(66)	(95)
Share-based payments expenses	3,382	2,779

	22,873	4,401
Changes in non-cash working capital:

Increase in trade receivables, net	(3,534)	(1,631)
Increase in other accounts receivable and advances to suppliers	(1,029)	(2,556)
Decrease in biological assets, net of fair value adjustments	11,771	5,994
Increase in inventories, net of fair value adjustments	(12,729)	(5,872)
Increase in trade payables	2,135	795
Increase in other accounts payable and accrued expenses	1,929	628

	(1,457)	(2,642)

Taxes paid	(601)	(299)

Net cash used in operating activities	(7,919)	(5,959)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,617)	(1,547)
Purchase of intangible assets	(93)	-
Acquisition of subsidiary (a)	-	(1,316)
Investments	(1,347)	(912)
Change in restricted bank deposits	(18)	-

Net cash used in investing activities	$(4,075)	$(3,775)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31 ,
	2020	2019
Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs (see Note 15b)	$-	$15,570
Proceeds from issuance of warrants measured at fair value	-	2,597
Proceeds from exercise of warrants and compensation options	6,378	-
Proceeds from exercise of options	612	-
Repayment of lease liability	(182)	(102)
Repayment of lease liability interest	(68)	(63)
Repayment of bank loan	-	(951)

Net cash provided by financing activities	6,740	17,051

Effect of foreign exchange on cash and cash equivalents	213	(982)

Increase (decrease) in cash and cash equivalents	(5,041)	6,335
Cash and cash equivalents at beginning of year	13,926	7,591

Cash and cash equivalents at end of year	$8,885	$13,926

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$107	$(396)

(a)	Acquisition of a subsidiary:

	The subsidiary's assets and liabilities at date of acquisition:

	Working capital (excluding cash and cash equivalents)	-	166
	Bank credit	-	(321)
	Bank loan	-	(624)
	Property, plant and equipment	-	1,074
	Intangible assets	-	996
	Goodwill	-	292
	Deferred tax liability	-	(267)

		$-	$1,316

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

On March 1, 2021, subsequent to the reporting period, the Company listed and commenced trading on NASDAQ under the ticker symbol "IMCC".

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in one reporting segment. The majority of the Group's revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of medical cannabis and other products to customers in Germany. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown.

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health, including postponed planned investments in certain jurisdictions until global economic risks subside.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

b.  Strategic developments:

1. On April 2, 2019, IMC undertook a restructuring process (the "IMC Restructuring") to divest its holdings in Focus, I.M.C Pharma Ltd and I.M.C.C. Ltd. (the "Licensed Entities") and sold its interest to the two Principal Shareholders of the Company. In the process, IMC restructured its connection to the Government Issued License, from Direct Ownership to a Business Agreement relationship, according to which IMC will still gain most of the economic values generated from the License, without directly owning it. Furthermore, IMC has the option to buy back the ownership of the license from the two Principal Shareholders. The restructuring process was subject to the prior approval of the Ministry of Health (the "MOH") and became effective on June 24, 2019.

Following the IMC Restructuring of the Licensed Entities, the Company does not currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is still viewed as effectively exercising control over Focus, and therefore, the accounts of Focus continue to be consolidated with those of the Company.

2. On January 23, 2020, IMC ,the Company's wholly-owned subsidiary, signed a definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000 thousand (approximately $ 11,675 ) to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMC will invest up to €1,500 thousand (approximately $2,189) into the Joint Venture, with the balance funded by Galen. The construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving the Establishment Approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMC have signed a preferred supply agreement (the "Supply Agreement"). Under the Supply Agreement, IMC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. As of the date of the approval of the consolidated financial statements, no capital expenditures have been made towards the Joint Venture given the uncertainty relating to COVID-19.

3. During March and April 2020, Focus entered into six medical cannabis sales agreements with  pharmacies in Israel, for the sale of an aggregate of approximately 33,000Kg IMC-branded products, over the next four years, starting in 2020.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

4. During March and April 2020, Focus entered into four supply agreements with growers in Israel for the purchase of IMC-branded products over the next three years, starting from 2021 and subject to meeting certain milestones by the growers. A supply agreement with one of the growers was terminated as certain milestones under the agreement was not achieved by the grower and the agreement expired.

5. In July 2020, Adjupharm entered into several binding medical cannabis sales agreements with the following distributors in Germany: Zur Rose Group ("Zur Rose"), Axicorp Groupremedix GmbH ("Axicorpremedix"), Canymed GmbH ("Canymed") and Materia Deutscheland GmbH ("Materia"). The sales agreements entered into with Axicorpremedix and Canymed are each for a period of three-years and the sales agreements entered into with Zur Rose and Materia is for a period of one-year. These agreements amount to an aggregate of 1,525kg to be delivered over the term of the agreements.

On March 30, 2021, subsequent to the reporting period, Zur Rose and the Company entered into a termination settlement agreement according to Zur Rose's request, according to which, Adjupharm received a termination fee. According to the termination agreement no inventory will be transferred from Zur Rose to Adjupharm or the opposite.

6. On July 24, 2020, Focus signed a supply agreement with Ever Green Solomon Pharma Ltd. ("Ever Green") (the "Solomon Supply Agreement") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus to extend the Solomon Supply Agreement for an additional five years, at a fixed price per gram. The finished products will be sold to pharmacies in Israel under the IMC brand.

c. Approval of consolidated financial statements:

These consolidated financial statements of the Group were authorized for issue by the board of directors on April   23, 2021.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a. Basis of presentation:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Group's financial statements have been prepared on a cost basis, except for:

- Financial instruments which are presented at fair value through profit or loss.

- Biological assets which are presented at fair value less cost to sell up to the point of harvest.

The Group has elected to present the profit or loss items using the function of expense method.

b. Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

As of December 31, 2020 and 2019, major subsidiaries over which the Company has control, directly or indirectly, include:

Subsidiaries	Percentage ownership
	2020	2019

I.M.C. Holdings Ltd ("IMC")	100%	100%
Focus Medical Herbs Ltd. ("Focus") *)	74%	74%
I.M.C Farms Israel Ltd. ("IMC Farms")	100%	100%
I.M.C Ventures Ltd. ("IMC Ventures")	75%	75%
I.M.C - International Medical Cannabis Portugal Unipessoal Lda	100%	100%
Adjupharm GmbH ("Adjupharm")	92.5%	95%

*) See also Note 1b(1)

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

The disposal of a subsidiary that does not result in a loss of control is recognized as a change in equity. Upon the disposal of a subsidiary resulting in loss of control, the Company:

- Derecognizes the subsidiary's assets (including goodwill) and liabilities.

- Derecognizes the carrying amount of non-controlling interests.

- Derecognizes the adjustments arising from translating financial statements carried to equity.

- Recognizes the fair value of the consideration received.

- Recognizes the fair value of any remaining investment.

- Reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.

- Recognizes any resulting difference (surplus or deficit) as gain or loss.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

c. Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

d. Functional currency, presentation currency and foreign currency:

1. Functional currency and presentation currency:

The functional currency of the Company is the New Israeli Shekel ("NIS"). The Group determines the functional currency of each Group entity.

The financial statements are presented in Canadian dollars ("CAD"), the presentation currency, since the Company believes that financial statements in CAD provide more relevant information to the investors and users of the financial statements who are located outside of Israel.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, and of each Group entity for which the functional currency is not the presentation currency are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2. Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss.

Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

e. Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

f. Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

g. Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The fair value of financial instruments measured at amortized cost (trade and other receivables and trade and other payables) approximates their carrying amounts due to their short-term maturities.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

h. Biological assets:

The Group's biological assets consist of cannabis plants.

The Group capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2, Inventories. These costs include the direct cost of planting and growing materials as well as other indirect costs such as utilities and supplies used in the cultivation process.

Indirect labor for individuals involved in the cultivation and quality control process is also included, as well as depreciation on growing equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item cost of revenues on the Group's statements of profit or loss and other comprehensive income in the period that the related product is sold.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

The Group then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of inventories after harvest. The fair value is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred (e.g., post-harvest costs). The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the gross profit for the related period and are recorded in a separate line on the face of the Group's statements of profit or loss and other comprehensive income.

Determination of the fair values of the biological assets requires the Group to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The Group accretes fair value on a straight-line basis according to stage of growth (e.g., a cannabis plant that is 50% through its growing cycle would be ascribed approximately 50% of its harvest date expected fair value, subject to wastage adjustments).

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. For the inputs and assumptions used in determining the fair value of biological assets, see Note 9.

The Group's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

i. Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Group reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written-down to net realizable value.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor and depreciation expense on equipment involved in packaging, labeling and inspection.

All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of revenues on the Group's statements of profit or loss and other comprehensive income at the time cannabis is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line item on the face of the statements of profit or loss and other comprehensive income.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

j. Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates as follows:

	%	Mainly %

Buildings	3	3
Greenhouse production equipment	7 - 25	20
Greenhouse structure	12.5	12.5
Motor vehicles	15	15
Computer, software and equipment	20 - 33	33
Leasehold improvements	See below	See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

k. Impairment of non-financial assets:

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

l. Revenue recognition:

The Group apply IFRS 15, Revenue from Contracts with Customers.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a 'point in time' or 'over time', the assessment of which requires judgment. The model features the following contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations in the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations in the contract; and

5. Recognizing revenue when or as the Company satisfies the performance obligations.

Under IFRS 15, revenue from the sale of cannabis is generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due prior to or upon delivery and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  ) Cont.)

m. Leases:

The Company adopted IFRS 16, "Leases" (the "Standard"), commencing from January 1, 2019, using the modified retrospective approach (without restatement of comparative data).

According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a fixed period in exchange for consideration.

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company's incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and amortized over the shorter of its useful life and the lease term. The periods of amortization are: Land and buildings -  11.5  years; Motor vehicles -  3  years.

Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

n. Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Group's intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective amount of expenses that should be capitalized to an asset during its development.

The asset is measured at cost less any accumulated amortization and any accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. The asset is amortized over its useful life. Testing of impairment is performed annually over the period of the development project.

o. Financial instruments:

The Group apply the provisions of IFRS 9, "Financial Instruments".

1. Financial assets :

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

- The Group's business model for managing financial assets; and

- The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Group's business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets:

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance that is offset from the carrying amount of the assets.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derecognition of financial assets:

A financial asset is derecognized only when:

- The contractual rights to the cash flows from the financial asset has expired; or

- The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

- The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

2. Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3. Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

p. Employee benefit liabilities:

The Group has several employee benefit plans:

1. Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2. Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the "plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

q. Share-based payment transactions:

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the "vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r. Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

s. Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t. Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary Shares outstanding during the period.

Potential Ordinary Shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary Shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

u. Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Licenses arose from acquisition of subsidiary (see Note 6)	indefinite
Other intangibles	6 - 15

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.   Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1. Initial application of IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" (the "Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The adoption of this Amendment did not have a material effect on the consolidated financial statements.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 3:- SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a. Judgments:

- Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

- Discount rate for a lease liability:

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

b.  Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

- Assessment of going concern:

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 3:- SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

In arriving at this determination, the Company has undertaken a thorough review of the Group's cash flow forecast and potential liquidity risks. Cash flow projections have been prepared which show that the Group's operations will be cash generative during the period of at least 12 months from the date of approval of the consolidated financial statements.

- Biological assets and inventory:

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 10 for further information.

- Legal claims:

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

- Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment") regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

• What is meant by a right to defer settlement;

• That a right to defer must exist at the end of the reporting period;

• That classification is unaffected by the likelihood that an entity will exercise its deferral right;

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the Amendment on its current loan agreements.

NOTE 5:- REVERSE TAKEOVER

As described in Note 1, in November 2018 Navasota and IMC entered into a business combination agreement pursuant to which Navasota would issue its Ordinary shares to the shareholders of IMC in consideration for the purchase of the entire share capital of IMC. As described below, this constituted a Reverse Takeover transaction of Navasota by the shareholders of IMC (the "RTO"). Subsequent to the completion of the RTO in October 2019, Navasota changed its name to IM Cannabis Corp. (the "Resulting Issuer").

In connection with and as a condition precedent for the RTO, on August 29, 2019, Navasota and IMC announced the completion of a private placement offering of 19, 460 , 527  subscription receipts (each a "Subscription Receipt") of a wholly owned subsidiary of Navasota ("Finco") at a price of $1.05 per Subscription Receipt (after giving effect to a contemplated share split by IMC of 1:10) for aggregate gross proceeds of $20,43 3  (the "Financing"). Upon the satisfaction of all of the conditions precedent to the completion of the RTO, each Subscription Receipt was exchanged for one unit of Finco (a "Finco Unit") with each Finco Unit being comprised of one (1) common share of Finco (a "Finco Share") and one-half (1/2) of one (1) common share purchase warrant of Finco (a "Finco Warrant"). Each whole Finco Warrant was exercisable for one Finco Share at an exercise price of $1.30 (after giving effect to the contemplated share split of 1:10) for a period of 24 months following the closing of the RTO. Upon closing of the RTO, the Finco Shares and Finco Warrants were exchanged for post-Consolidation Resulting Issuer shares and Resulting Issuer warrants on economically equivalent terms on a 1:1 basis (see Note 15b).

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 5:- REVERSE TAKEOVER (Cont.)

On October 11, 2019, upon completion of the RTO, the holders of IMC Ordinary shares hold approximately 84.28% of the issued and outstanding Resulting Issuer shares, holders of Subscription Receipts hold approximately 13.35% of the Resulting Issuer shares and current Navasota shareholders hold 2.37% of the Resulting Issuer shares, in each case, on a non-diluted basis.

Since the holders of IMC shares obtained the largest portion of the voting rights, and thus obtained control, of the combined entities, the transaction is treated as a reverse takeover in which IMC (the legal subsidiary) is considered the acquirer and Navasota (the legal parent) is considered the acquiree for financial accounting and reporting purposes. Accordingly, these consolidated financial statements reflect a continuation of the financial position, operating results and cash flows of IMC and a re-capitalization of the equity of IMC.

As Navasota had no business activities and its net assets were immaterial, the acquisition of Navasota by IMC constitutes a reverse asset acquisition. As a result of this reverse asset acquisition, a listing expense of $3,632 has been recorded to reflect the fair value of the IMC shares deemed to have been issued to the Navasota shareholders, in addition to the net liabilities of Navasota amounting to $249 on the date of the reverse acquisition.

The fair value of the Finco Units issued to the Navasota shareholders under reverse takeover accounting is $3,383 for an aggregate of 3,455,266 Finco Shares and 756,713 Finco Warrants. The fair value per unit is based on the issue price paid for the Finco Units as described above.

NOTE 6:- BUSINESS COMBINATIONS

On March 15, 2019, IMC acquired Adjupharm GmbH ("Adjupharm"), a licensed GMP producer with wholesale, narcotics handling and import licenses for medical cannabis. As part of its global expansion and penetration plan into the European market, IMC acquired 100% of Adjupharm's issued and outstanding shares for €924 thousand ($1,400) paid in cash.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a valuation prepared by an external valuation specialist.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 6:- BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed of Adjupharm on the acquisition date:

Fair value
Assets

Cash and cash equivalents	$84
Trade and other receivables	70
Inventories	224
Property, plant and equipment	1,074
Intangible assets	996

Total identifiable assets	2,448

Liabilities

Bank credit	(321)
Trade payables	(84)
Other payables	(44)
Bank loan	(624)
Deferred tax	(267)

Total identifiable liabilities	(1,340)

Total identifiable assets, net	1,108

Goodwill arising on acquisition	292

Total purchase price	$1,400

Acquisition costs that are directly attributable to the transaction of approximately $104 were recorded in profit or loss.

As part of the acquisition, the Company agreed to either (i) arrange for the release of the security provided by the sellers for the bank loan and bank credit of Adjupharm in the amount of €680 thousand (approximately $1,026) or (2) repay the aforementioned bank loan and bank credit. In that connection, the Company deposited €720 thousand (approximately $1,090) in escrow (restricted cash) to secure the Company's aforementioned obligation. During the three-months period ended June 30, 2019, the funds in escrow were used to repay the bank loan and bank credit.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 6:- BUSINESS COMBINATIONS (Cont.)

Cash outflow/inflow on the acquisition:

Cash and cash equivalents acquired with the acquiree at the acquisition date	$84
Cash paid	(1,400)

Net cash outflow	$(1,316)

From the acquisition date, and if the business combination had taken place at the beginning of the year, Adjupharm's results of operations (i.e., net loss and revenues) were immaterial to the consolidated net loss and consolidated revenues.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Adjupharm.

The goodwill recognized is not expected to be deductible for income tax purposes.

On March 21, 2019, following the acquisition, the Company granted to Adjupharm's CEO 5% of Adjupharm's Ordinary shares. As a result, the Company recorded an expense in the amount of $63. In addition, Adjupharm's CEO was granted with restricted shares representing 4.98% of the Adjupharm's Ordinary shares, of which, 2.5% and 2.48% shall vest on March 1, 2020 and 2021, respectively, provided Adjupharm's CEO is employed as CEO in each of the respective vesting dates. The fair value of the restricted shares on the date of grant was $63.

The share-based payment expenses of subsidiary for the years ended December 31, 2020 and 2019, amounted to $59 and $102, respectively.

See Note 11 for additional information on goodwill and intangible assets.

NOTE 7:- TRADE RECEIVABLES

	December 31,
	2020	2019

Wholesalers and pharmacies	$5,501	$1,810

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2020 and 2019, there were no material past-due receivables.

Major customers data as a percentage of total revenues:

	December 31,
	2020	2019

Customer A	35%	-
Customer B	33%	2%

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 8:- OTHER ACCOUNTS RECEIVABLE

	December 31,
	2020	2019

Prepaid expenses	$472	$266
Government authorities	75	187
Related parties (see Note 21)	36	63
Other receivables	106	-

	$689	$516

NOTE 9:- BIOLOGICAL ASSETS

The Group's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at January 1, 2019	$89

Production costs capitalized	1,108
Changes in fair value less cost to sell due to biological transformation	5,990
Transferred to inventory upon harvest	(7,137)
Foreign exchange translation	2

Balance at December 31, 2019	52

Production costs capitalized	2,717
Changes in fair value less cost to sell due to biological transformation	11,782
Transferred to inventory upon harvest	(14,478)
Foreign exchange translation	5

Balance at December 31, 2020	$78

As of December 31, 2020, the weighted average fair value less cost to sell was $5. 18  per gram.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The inputs and assumptions used in determining the fair value of biological assets include:

1. Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 9:- BIOLOGICAL ASSETS (Cont.)

3. Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4. Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5. Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	December 31,		10% change as at December 31,
	2020	2019	2020	2019

Average selling price per gram of dried cannabis (in CAD)	$6.01	$3.39	$8.86	$6.20
Average post-harvest costs per gram of dried cannabis (in CAD)	$0.83	$0.73	$1.23	$0.90
Attrition rate	5%	6%	0.43	0.4
Average yield per plant (in grams)	54	94	7.64	5.2
Average stage of growth	4%	5%	7.64	5.2

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Group's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 10:- INVENTORIES

	December 31, 2020
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,130	$4,728	$6,858

Finished goods:
Packaged dried cannabis	363	603	966
Other	546	-	546

Balance as at December 31, 2020	$3,039	$5,331	$8,370

	December 31, 2019
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$693	$1,596	$2,289

Finished goods:
Packaged dried cannabis	922	1,849	2,771
Other	3 62	-	3 62

Balance as at December 31, 2019	$1,977	$3,445	$5,422

During the years ended December 31, 2020 and 2019, inventory expensed to cost of goods sold was $17,203 and $ 11 ,135, respectively, which included $10,122 and $6,3 74  of non-cash expense, respectively, related to the changes in fair value of inventory sold.

In addition, during the years ended December 31, 2020 and 2019, The write-downs of inventories recognized in cost of sales amounted to $ 291  and $nil, respectively.

Cost of revenues in 2020 and 2019 also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 11:- PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET

a. Property, Plant and equipment, net:

	Buildings and improvements	Greenhouse production equipment	Greenhouse structure	Computer, software and equipment	Motor vehicles	Total
Cost:

Balance at January 1, 2019	$78	$820	$683	$5	$18	$1,604
Additions during the year	577	679	174	167	-	1,597
Additions from business combination	1,074	-	-	-	-	1,074
Foreign currency translation	(54)	35	27	2	1	11

Balance, December 31, 2019	1,675	1,534	884	1 7 4	19	4,286
Additions during the year	705	1,123	648	95	44	2,615
Foreign currency translation	97	104	63	10	2	276

Balance December 31, 2020	2,477	2,761	1,595	279	65	7,177

Accumulated depreciation:

Balance at January 1, 2019	2	33 8	186	1	4	531
Depreciation during the year	44	181	87	25	3	340
Foreign currency translation	-	15	7	-	1	23

Balance, December 31, 2019	46	534	280	26	8	894
Depreciation during the year	132	350	147	52	9	690
Foreign currency translation	6	35	17	3	-	61

Balance, December 31, 2020	184	919	444	81	17	1,645

Net book value:

December 31, 2020	$2,293	$1,842	$1,151	$198	$48	$5,532

December 31, 2019	$1,629	$1,000	$604	$148	$11	$3,392

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 11:- PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET (Cont.)

b. Intangible assets, net:

	Licenses*)	Other	Total

Cost:
Balance as of January 1, 2019	-	-	-
Initially consolidated company (see Note 6)	811	183	994
Disposals	-	-	-
Adjustments arising from translating financial statements from functional currency to presentation currency	20	-	20

Balance as of December 31, 2019	831	183	1,014
Purchases	-	93	93
Disposals	-	-	-
Fair value adjustment derived from final purchase price allocation	110	-	110
Adjustments arising from translating financial statements from functional currency to presentation currency	26	6	32

Balance as of December 31, 2020	967	282	1,249
Accumulated amortization and impairment:
Balance as of January 1, 2019	-	-	-
Amortization recognized in the year	125	-	125

Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-
Balance as of December 31, 2019	125	-	125
Amortization recognized in the year	-	31	31
Adjustments arising from translating financial statements from functional currency to presentation currency	-	1	1

Balance as of December 31, 2020	125	32	157

Amortized cost at December 31, 2019	706	183	889
Amortized cost at December 31, 2020	842	250	1,092

*) The licenses consist of GMP and GDP licenses. The GMP and GDP licenses have indefinite life.

c. Impairment of goodwill and intangible assets:

The recoverable amount of the intangible assets and the goodwill was determined based on the value in use which is calculated at the expected estimated future cash flows from Adjupharm, as determined according to the budget for the next three years and approved by the Company's management. The pre-tax discount rate of the cash flows is 12.15%. The projected cash flows for the period exceeding three years was estimated using a fixed growth rate of 2%, representing the long-term average growth rate as customary in Adjupharm's business.

Sensitivity analysis of changes in assumptions:

With respect to the assumptions used in determining the value in use of Adjupharm, management believes that there are no potential changes in the key assumptions which might lead to a significant increase in the carrying amount of Adjupharm over its recoverable amount.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 12:- RIGHT-OF-USE ASSETS

	Land and buildings (*)	Motor vehicles	Total
Cost:

Balance as of January 1, 2019	$777	$-	$777

Additions during the year:
New leases	167	229	396
Adjustments arising from translating financial statements from functional currency to presentation currency	11	2	13
Disposals during the year:
Termination of leases	-	(36)	(36)

Balance as of December 31, 2019	955	195	1,150

Additions during the year:
New leases	-	107	107
Adjustments arising from translating financial statements from functional currency to presentation currency	50	12	62
Disposals during the year:
Termination of leases	-	(73)	(73)

Balance as of December 31, 2020	1,005	241	1,246

Accumulated depreciation:

Balance as of January 1, 2019	-	-	-

Additions during the year:
Depreciation and amortization	79	57	136
Adjustments arising from translating financial statements from functional currency to presentation currency	1	-	1
Disposals during the year:
Termination of leases	-	(10)	(10)

Balance as of December 31, 2019	80	47	12 7

Additions during the year:
Depreciation and amortization	107	102	209
Adjustments arising from translating financial statements from functional currency to presentation currency	7	3	10
Disposals during the year:
Termination of leases	-	(35)	(35)

Balance as of December 31, 2020	194	117	311

Depreciated cost at December 31, 2020	$811	$124	$935
Depreciated cost at December 31, 2019	$875	$148	$1,023

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 12:- RIGHT-OF-USE ASSETS (Cont.)

(*)  In August 2010, Focus signed an agreement with a farmer, located in the south of Israel (the "Farmer"), according to which Focus and the Farmer will jointly operate an area of 7,000 square meters (the "facility") for the cultivation and processing of medical cannabis (the "Venture"). For the purpose of this venture, the parties will operate in the framework of Focus. As part of the agreement, 26% of the share capital of Focus was allocated to the Farmer.

On December 1, 2016, Focus signed with the Farmer an additional agreement, according to which Focus will operate an additional area of 6,000 square meters  for the cultivation and processing of medical cannabis, under the framework of Focus.

On October 29, 2019, Focus signed with the Farmer an additional agreement, according to which Focus will operate an additional area of 7,500 square meters  for the cultivation and processing of medical cannabis, under the framework of Focus.

NOTE 13:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Group's liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Group's employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

a. Defined benefit plans:

The Group accounts for the payment of compensation, that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 13:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

b. Expenses recognized in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2020	2019

Current service cost	$166	$134
Interest expenses	10	9

Total employee benefit expenses	176	143

Interest income on plan assets	$4	$4

c. The defined benefit liability (asset), net:

	December 31,
	2020	2019

Defined benefit obligation	$588	$390
Fair value of plan assets	(217)	(128)

Net defined benefit liability	$371	$262

d. Changes in the present value of defined benefit liabilities:

	2020	2019

Balance at January 1,	$390	$261

Current service cost	166	134
Interest expenses	10	9
Benefits paid	(23)	(54)
Re-measurement loss on defined benefit plans	32	29
Foreign currency translation effect	13	11

Balance at December 31,	$588	$390

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 13:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

e. Changes in the fair value of plan assets:

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

	2020	2019

Balance at January 1,	$128	$85

Interest income	4	4
Return, net of interest income - remeasurement gain (loss)	2	(1)
Benefits paid	(23)	(54)
Amounts deposited	101	92
Foreign currency translation effect	5	2

Balance at December 31,	$217	$128

f. The principal assumptions underlying the defined benefit plan:

	2020	2019
	%

Discount rate	2.58	2.87
Salary growth	3.37	3.24

Based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period, the changes would have an immaterial effect on the consolidated financial statements.

NOTE 14:- OTHER PAYABLES

	December 31,
	2020	2019

Accrued expenses	$407	$597
Employees and payroll accruals	1,545	230
Government authorities	642	450
Advances from customers	741	-
Other payables	162	181

	$3,497	$1,458

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS

The carrying values of the financial instruments as of December 31, 2020, and 2019, are summarized in the following table:

	For the year ended December 31, 2020
	Amortized cost	FVTPL	Total	Note
Financial assets:

Cash and cash equivalents	$8,885	$-	$8,885
Restricted bank deposits	18	-	18
Trade receivables	5,501	-	5,501
Investments	-	2,341	2,341	c
Other accounts receivables	142	-	142

Financial liabilities:

Trade payables	2,605	-	2,605
Other account payables and accrued expenses	2,114	-	2,114
Warrants	-	16,540	16,540	a, b
Lease liabilities	$990	$-	$990

	For the year ended December 31, 2019
	Amortized cost	FVTPL	Total	Note
Financial assets:

Cash and cash equivalents	$13,926	$-	$13,926
Trade receivables	1,810	-	1,810
Investments	-	912	912	c
Other accounts receivables	516	-	516

Financial liabilities:

Trade payables	992	-	992
Other account payables and accrued expenses	1,458	-	1,458
Warrants	-	197	197	a, b
Lease liabilities	$1,050	-	$1,050

a. In May and June 2018, IMC completed a series of private placements pursuant to which it sold an aggregate of 2,282,749 units (the "Units") at $4.00 per Unit for gross proceeds of $9,131 (the "2018 Private Placements"). Each Unit consisted of one IMC Ordinary Share and one-half of one IMC Warrant (the "2018 Warrants"), with each whole 2018 Warrant exercisable for one IMC Ordinary Share at an exercise price of $5.00 for 24 months following the date of issuance. The gross proceeds amounted to $9,131 and aggregate net proceeds to the Company from the 2018 Private Placement, after deducting the Placement Agents' (the "Agents") fees and other issuance expenses of $874, were $8,257.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS (Cont.)

The Warrants included in each Unit were determined to be a financial derivative and accordingly were classified as financial liability measured at fair value through profit or loss. Accordingly, the Company allocated the gross proceeds received to the securities issued in the Unit, such that proceeds allocated to the Warrants component based on their relative fair value at the date of the placements amounted to $1,278 and proceeds allocated to the Ordinary Share were determined to be the residual amount of $7,853.

In addition, IMC granted 128,652 Compensation Warrants (the "2018 Compensation Warrants") to the Agents in the same terms as described above.

Issuance expenses in the amount of $874 were allocated as follows: An amount of $123 allocated to the 2018 Warrants was expensed in finance expenses in the consolidated statement of profit or loss and other comprehensive income and an amount of $751 was allocated to the Ordinary shares and recorded as a reduction of share premium.

The fair value of the 2018 Warrants is categorized within Level 3 of the fair value hierarchy. The fair value was measured using the Black & Scholes model with the following key assumptions:

	December 31,
	2020 (*)	2019	Sensitivity

Expected volatility	74%	64%	Increase (decrease) in key assumptions would result in increase (decrease) in fair value.
Expected life (in years)	0.02	0.45
Risk-free interest rate	0.22%	1.76%	Increase (decrease) in key assumptions would result in decrease (increase) in fair value.
Expected dividend yield	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	0.3 4	0.02
Total Warrants (Canadian Dollar in thousands)	3,872	197

*) Represents the key fair value assumptions through date of exercise. All 2018 Warrants were converted during May through June 2020.

During June 2020, the Company has received $6,032 proceeds from Warrants and Compensation options exercised, which were issued in May through June, 2018, with expiration dates between May through June, 2020 (the "Warrants and Compensation options"). A total of 12,350,795 Warrants and Compensation options were exercised, representing 92.1% of the total Warrants and Compensation options quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option. The Warrants which were accounted for as a liability were revalued to their fair value immediately prior to their exercise. The revaluation in the amount of $3,675 was recorded as finance expenses. The carrying amount of the liability was reclassified to equity upon exercise of the Warrants. The unexercised Warrants and Compensation options expired.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2020 and  2019, there were nil and 11,413,750 (after the effect of the split 1:10) 2018 Warrants outstanding, with fair value in the amount of $nil and $197, respectively. for the year ended December 31, 2020 and 2019, the Company recognized a revaluation loss (gain) of $3,675 and ($856), respectively, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense).

b. In August 2019, IMC completed a series of private placements pursuant to which it sold an aggregate of 19,460,527 units (the "Units") at $1.05 per Unit for gross proceeds of $20,433 (the "2019 Private Placements"). Each Unit consisted of one IMC Ordinary Share and one-half of one IMC Warrant (the "2019 Warrants"), with each whole 2019 Warrant exercisable for one IMC Ordinary Share at an exercise price of $1.3 for 24 months following the date of issuance. The gross proceeds amounted to $20,433 and aggregate net proceeds to the

Company from the 2019 Private Placement, after deducting the Placement Agents' (the "Agents") cash fees and other issuance expenses of $2,596, amounted to $17,837.

The Warrants included in each Unit were determined to be a financial derivative and accordingly were classified as financial liability measured at fair value through profit or loss. Accordingly, the Company allocated the gross proceeds received to the securities issued in the Unit, such that proceeds allocated to the Warrants component based on their fair value on the date of the placements amounted to $2,597 and proceeds allocated to the Ordinary Share were determined to be the residual amount of $17,836.

In addition, IMC granted to the Agents options to acquire 1,199,326 Compensation units (the "2019 Compensation Units") at an exercise price of $1.05 per unit.  Each 2019 Compensation Unit consists of one IMCC Ordinary Share and one half IMCC Warrant, with each whole IMCC Warrant exercisable for one IMC Ordinary Share at an exercise price of $1.3 for 36 months following the issuance.

Issuance expenses in the amount of $3,337 (including the FV of the 2019 Compensation Units amounting to $741) were allocated as follows: An amount of $424 allocated to the 2019 Warrants was expensed in finance expense in the consolidated statement of profit or loss and other comprehensive income and an amount of $2,913 was allocated to the Ordinary Shares and recorded as a reduction of share premium.

As of December 31, 2020 and 2019, there were 9,729,264 and 9,730,264 2019 Warrants outstanding from the 2019 Private Placements, respectively, and the Company re-measured the 2019 Warrants, according to their trading price in the market, in the amount of $16,540 and $ nil, respectively (level 1 in fair value hierarchy). As a result, for the year ended December 31, 2020 and 2019, the Company recognized a revaluation loss (gain) of $16,283 and ($2,597), respectively, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense).

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS (Cont.)

In addition, as of December 31, 2020 and 2019, there were nil and 706,713 warrants outstanding, respectively, from the issuance to the Navasota shareholders in the RTO (see Note 5). During 2020, a total of 113,520 warrants were exercised to common shares for an exercise price of $0.283, and the remaining warrants expired on April 13, 2020.

During the year ended December 31, 2020, a total of 1,000 of 2019 Warrants were converted to 1,000 Ordinary shares of the Company. As a result, the Company received a total amount of $1, at a price of $1.3 per 2019 Warrant.

During the year ended December 31, 2020, a total of 327,780 Compensation Units were converted to 327,780 Ordinary shares and 163,890 Warrants of the Company. As a result, the Company received a total amount of $344.

c. On December 26, 2019, IMC entered into a share purchase agreement (the "SPA") with Xinteza API Ltd. ("Xinteza"), a company with a unique biosynthesis technology, whereby the Company has committed to acquire, in a number of installments, a total of approximately 38,000 convertible preferred shares ("Preferred Shares") of Xinteza for an aggregate consideration of US$1.7 million. The first installment in the amount of US$700 thousand ($912) for the purchase of approximately 15,700 Preferred Shares was made on the date of the SPA. The remaining installments amounting to US$1,000 thousand ($1,347) were made during 2020 for the purchase of additional 22,401 Preferred Shares.

The Preferred Shares are convertible, at the option of the Company at any time, into Ordinary shares of Xinteza at a conversion ratio of 1:1. The conversion ratio is to be adjusted pursuant to anti-dilution and other provisions of the SPA. As of the date of the SPA, the total Preferred Shares to be acquired by the Company represents, on an if-converted and fully diluted basis, approximately 24.2% of the outstanding share capital of Xinteza. The Preferred Shares have preference in dividends and other distributions and entitle their holder to certain voting and veto rights.

The investment in the Preferred Shares is accounted for as financial asset measured at fair value through profit or loss. The fair value of the investment as of December 31, 2020 and 2019, was $2,341 and $912, respectively.

As of December 31, 2020, the fair value of the Xinteza was categorized within Level 2 of the fair value hierarchy. The fair value was measured according to Xinteza's fair value based on the latest SPA signed with Xinteza for the acquisition of preferred shares of the same terms and conditions.

Under an exclusive license from Yeda Research & Development Company Ltd. ("Yeda"), the commercial arm of the Weizmann Institute of Science, Xinteza is developing advanced proprietary technologies related to the production of cannabinoid-based active pharmaceutical ingredients ("API") for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS (Cont.)

d. Financial risk management:

The Group has exposure to the following risks from its use of financial instruments:

Share price risk:

The Group's investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company's Board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,341.

Credit risk:

The maximum credit exposure at December 31, 2020, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk:

As at December 31, 2020, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2020, management considers liquidity risk to be low. The table below summarizes the maturity profile of the Group's lease liabilities  based on contractual undiscounted payments (including interest payments):

December 31, 2020:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$232	$547	$515	$-

December 31, 2019:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$229	$566	$553	$46

The maturity profile of the Company's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2020 and 2019, are less than one year.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INSTRUMENTS (Cont.)

Currency rate risk:

As at December 31, 2020, a portion of the Group's financial assets and liabilities held in Euro and CAD consist of cash and cash equivalents in the amount of €472 thousand (approximately $738) and $4,188, respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

e. Changes in liabilities arising from financing activities:

	Short- term loans	Lease liabilities	Warrants	Total liabilities arising from financing activities

Balance as of January 1, 2019	$-	$-	$1,053	$1,053

Additions due to acquisition of subsidiary	945	-	-	945
Issuance of new warrants	-	-	2,797	2,797
Initial application of IFRS 16	-	777	-	777
Additions for new leases	-	396	-	396
Cash flows	(951)	(165)	-	(1,1 16)
Other changes	6	42	-	48
Effect of changes in fair value	-	-	(3,653)	(3,653)

Balance as of December 31, 2019	-	1,050	197	1, 247

Additions for new leases	-	107	-	107
Cash flows	-	(250)	-	(250)
Conversion of warrant	-	-	(3,873)	(3,873)
Other changes	-	83	61	144
Effect of changes in fair value	-	-	20,155	20,155

Balance as of December 31, 2020	$-	$990	$16,540	$17,530

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 16:- CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

Legal proceedings:

a. On November 3, 2016, a motion was filed for approval of a class action against Focus and seven other Israeli cannabis growers (collectively, the "Growers"), for: (1) alleged use of chemical pesticides in the cannabis growing process, in contradiction to the Plant Protection Regulations (Compliance with Packaging Label Instructions) (the "Label Regulations") and to the Protection of Public Health Regulations (Food) (Residues of Pesticides) (the "Residues Regulations"), and the misleading of their customers, thus violating the Consumer Protection Law (hereafter: the "usage of pesticides claim"); (2) selling cannabis product with lower concentration of active ingredients than publicized; and (3) marketing products in defective packaging - allegedly causing violation of autonomy and unjust enrichment. The personal suit sum for every class member stands at NIS 5,000 ($2). On January 4, 2021, the Court denied the motion, determining that the applicants had not proved an evidentiary basis for their motion.

b. On August 19, 2019, a motion was filed for approval of a class action (the "Motion") against 17 companies (the "Companies") operating in the field of medical cannabis in Israel, including Focus. The applicant's argument is that the Companies did not accurately mark the concentration of active ingredients in their products. The personal suit sum for every class member stands at NIS 15,585 ($5, 900 ) and the total amount of the class action suit is estimated at NIS 686 thousands ($2 61 ,000). On September 2, 2020, the Companies submitted their response to the Motion. The Companies argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the applicant submitted his response to the Companies' response. Prehearing is set for July 14, 2021.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the prospects of the proceeding. Therefore, no provision has been recorded in respect thereof.

c. On October 6, 2019, Focus received a decision regarding a petition that was filed against the MOH, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

- that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

- that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

- that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

According to the decision, Focus was attached to the proceedings and filed its response on November 12, 2019. On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, subject to another court decision.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 16:- CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, that his details of which were included in the patient's existing use license.

On October 29, 2020, the respondents represented by the State Attorney's Office filed an update notice stating that the Appeals Committee unanimously decided against imposing price controls on medical cannabis products and that the Prices Committee would hold a follow-up hearing in four months. The respondents also requested to update the Court again in two months. On November 25, 2020, the petitioner submitted their response to the respondents' updating. On March 25, 2021, the respondents represented by the State Attorney's Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products.

However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney's Office believe that the appeal should be rejected and the interim injunction should be canceled.

Therefore, and given the update submitted March 25, 2021, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

d. On October 30, 2019, Focus was served with a motion for approval of a class action against it, the Medical Cannabis Unit of the IMCA, and five other companies related to the cannabis market in Israel. The motion was filed in connection to a stopping of supplies of medical cannabis by way of direct supply. The legal causes alleged in the motion are the following: discrimination in violation of the Equal Rights for Persons with Disabilities Act, 1988 and a restrictive arrangement contrary to the Economic Competition Law, 1988. The motion argues that the class action group incurred damages in the amount of NIS 656 million ($250,000). On November 2, 2021 Focus submitted a request to withdraw the motion and on March 14, 2021, the court denied the motion.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 17:- TAXES ON INCOME

a. Tax rates applicable to the Group:

1. The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate for 2020 and 2019 is 26.5%.

2. The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% in 2020 and 2019.

3. The German subsidiary, Adjupharm, is subject to weighted tax rate of approximately 29% (composed of Federal and Municipal tax).

b. Tax assessments:

The Company has tax assessments that are deemed final through 2013.

The Israeli subsidiaries, excluding Focus, have not received final tax assessments or assessments that are deemed final since inception. Focus has tax assessments that are deemed final through 2013.

Adjupharm has tax assessments that are deemed final through 2009.

c. Carryforward losses for tax purposes:

Carryforward operating tax losses of the Israeli subsidiaries total approximately $3,128, as of December 31, 2020. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. Deferred tax assets of approximately $719, relating to these losses were recognized in the financial statements.

Carryforward operating tax losses of Adjupharm as of December 31, 2020, amounted to approximately $4,752. Accumulated tax losses can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed €1,000 thousand ($1,564). Losses carried forward that exceed €1,000 thousand ($1,564) can only be deducted to the amount of 60% of the profits or capital gains that exceed €1,000 thousand ($1,564) (minimum taxation). Those parts that cannot be deducted on the basis of the minimum taxation can be carried forward again and are subject to minimum taxation in the following years. No deferred tax assets were recorded with regards to Adjupharm.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 17:- TAXES ON INCOME (Cont.)

d. Income tax expense (benefit):

	Year ended December 31,
	2020	2019

Current	$25	$105
Deferred, net	(66)	(93)
Income tax from previous years	303	78

	$262	$90

e. Deferred taxes:

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2020	2019	2020	2019
Deferred tax assets:

Carryforward tax losses and other	769	306	(440)	12

	769	30 6	(440)	12
Deferred tax liabilities:

Inventory and biological assets	1,239	805	385	(72)
Intangible assets	264	238	(11)	(33)

	1,503	1,043	374	(105)

Translation differences			63	-
Deferred tax expenses, net			$(66)	$(93)

Deferred tax assets (liabilities), net	$(734)	$(737)

The deferred taxes are reflected in the statements of financial position as follows:

	December 31,
	2020	2019

Non-current assets	$769	$89

Non-current liabilities	$1,503	$826

The deferred taxes are computed based on the tax rates that are expected to apply upon realization.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 17:- TAXES ON INCOME (Cont.)

f. Reconciliation of tax expense and the accounting profit multiplied by the Company's domestic tax rate for 2020 and 2019:

	Year ended December 31,
	2020	2019

Income (loss) before income tax	$(28,472)	$(7,329)

Statutory tax rate in Canada 26.5%	(7,545)	(1,942)

Increase (decrease) in income tax due to:

Non-deductible expenses for tax purposes	6,306	1,489
Effect of different tax rate of subsidiaries	161	104
Adjustments in respect of current income tax of previous years	303	78
Recognition of tax benefit in respect of losses of previous years	(830)	-
Unrecognized tax benefit in respect of loss for the year	1,771	315
Other adjustments	96	46

Income tax expense	$262	$90

NOTE 18:- EQUITY

a. Composition of share capital:

	December 31, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares without par value	Unlimited	159,063,128	Unlimited	145,743,283

Ordinary shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 18:- EQUITY (Cont.)

On February 12, 2021, subsequent to the reporting period, the Company's shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a four (4) to one (1) basis (the "Share Consolidation"). Following the Share Consolidation, the number of Listed Warrants outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are exercisable for one Ordinary Share following the payment of an adjusted exercise price of $5.20. The earnings per share, in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b. Changes in issued and outstanding share capital:

As a result of the RTO described in Note 5, the capital structure (number of shares and par value) remains that of Navasota (the legal acquirer) while the components of the equity (share premium, other reserves and accumulated deficit) are those of IMC (the legal acquiree). Accordingly, the number of shares in the following table have been retroactively adjusted to reflect the exchange ratio used in the issuance of shares by Navasota in the RTO.

Number of shares

Balance as at January 1, 2019	122,827,490

Issuance of shares in connection with 2019 private placement (1)	19,460,527
Issuance of shares in connection with reverse acquisition (1)	3,455,266

Balance as at December 31, 2019	145,743,283

Ordinary shares issued as a result of Warrants and Compensation options exercised (2)	12,679,075
Ordinary shares issued as a result of options exercises (c)	640,770

Balance as at December 31, 2020	159,063,128

(1) As described in Note 5, in August 2019, as part of the RTO a series of private placements were completed pursuant to an aggregate of 19,460,527 units (the "Units"), including 19,460,527 shares, were issued at $1.05 per Unit for gross proceeds of $20,433 (the "2019 Private Placements") (see Note 15). Also, as part of the RTO, in October 2019 there was a deemed issuance of 3,455,266 shares to the then existing shareholders of Navasota.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 18:- EQUITY (Cont.)

(2) During the year ended December 31, 2020, the Company has received $6,378 proceeds from exercise of Warrants and Compensation options, out of which, $6,032 received for the exercise of Warrants and Compensation options issued in May through June 2018, with expiration dates between May through June 2020 (the "2018 Warrants"), and $346 received for the exercise of 2019 Warrants and Compensation options issued in August 2019, with expiration dates through August 2022.

A total of 12,351,795 Warrants were exercised, out of which 12,350,795 of 2018 Warrants, representing 92.1% of the total 2018 Warrants quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option, 1,000 Warrants of 2019 Warrants, representing 0.02% of the total 2019 Warrants quantity, at a price of $1.3 per Warrant .

In addition, 327,280 of 2019 Compensation options, representing 27.7% of the total 2019 Compensation options quantity, were exercised at a price of $1.05 per  Compensation option.

The Warrants which were accounted for as a liability were revalued to their fair value immediately prior to their exercise. The revaluation of the exercised Warrants in the amount of $3,874 was recorded as finance expense (income). The carrying amount of the liability was reclassified to equity upon exercise of the Warrants. The unexercised 2018 Warrants and Compensation options expired.

c. Share option plan:

On December 19, 2018, the Board of directors approved the "2018 Share Incentive Plan" (the "2018 Plan"), for the granting of options, shares, restricted shares and restricted share units, (together "Awards"), in order to provide incentives to Group employees, directors, consultants and/or contractors. In accordance with the 2018 Plan, a maximum of 12,250,000 Ordinary shares are reserved for issuance.

In August 2019, as part of the RTO, the Company updated the 2018 plan and set the total Ordinary shares reserved for issuance to a maximum of 10% of the Ordinary shares issued and outstanding. As of December 31, 2020, a maximum of 15,906,312 Ordinary shares are reserved for issuance.

Awards granted under the 2018 Plan are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of December 31, 2020, 2,646,060 Ordinary shares are available for future grants under the 2018 plan.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 18:- EQUITY (Cont.)

The fair value for options granted during the years ended December 31, 2020 and 2019, to the Group's employees, directors and advisors was estimated using the Black & Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2020	2019
Exercise price (in CAD)	$0.4 - $2.14	$0.4
Dividend yield (%)	-	-
Expected life of share options (Years)	2.77 - 9	4.7-10
Volatility (%)	74.8 - 80.39	79
Annual risk-free rate (%)	0.25 - 0.37	1.18-1.78
Share price (in CAD)	$0.37 - $2.14	$0.34

The weighted average fair value of each option on the grant date amounted to $0.503

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Year ended December 31, 2020
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	11,760,000	0.40

Options granted during the year *)	3,620,000	1.06
Options exercised during the year	(640,770)	0.45
Options forfeited during the year	(2,119,748)	0.45

Options outstanding at the end of year	12,619,482	0.55

Options exercisable at the end of year	5,315,079	0.45

	Year ended December 31, 2019
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	-	-

Options granted during the year *)	12,300,000	0.40
Options exercised during the year	-	-
Options forfeited during the year	(540,000)	0.40

Options outstanding at the end of year	11,760,000	0.40

Options exercisable at the end of year	-	-

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 18:- EQUITY (Cont.)

*) Includes 8,895,000 and 5,110,000 options granted to key management personnel as for December 31, 2020, and 2019, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2020, and 2019 was 7.32 and 9.18 years respectively.

The share-based payment expenses for the year ended December 31, 2020 and 2019, amounted to $3,382 and $2,677, respectively.

d. Other convertible securities:

As of December 31, 2020, there are 842,046, 2019 Compensation Units (see Note 15b) Options to acquire Compensation Units at a price of $1.05 per unit.  Each Compensation Unit consists of one IMCC Ordinary Share and one half IMCC Warrant, with each whole IMCC Warrant exercisable for one IMC Ordinary Share at an exercise price of $1.3.  These Units are exercisable at any time until August 2022.

NOTE 19:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Year ended December 31,
	2020	2019

Salaries and related expenses	$6,897	$3,867
Depreciation and amortization	$930	$601

Geographical information:

Revenues by geographical area based on the location of the customers, are as follows:

	Year ended December 31,
	2020	2019

Israel	$13,826	$8,420
Germany	2,064	654

Total	$15,890	$9,074

The carrying amounts of non-current assets (property, plant and equipment, goodwill, intangible assets and right-of-use asset, net) in the country of the company and its subsidiaries, based on the location of the assets are as follows:

	Year ended December 31,
	2020	2019

Israel	$4,742	$3 ,263
Germany	3,121	2,339

Total	$7,863	$5,602

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 20:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Year ended December 31,
	2020		2019
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	38,565	$(28,698)	31,978	$(7,292)

Effect of potential dilutive Ordinary shares	-	-	-	-

For the computation of diluted net earnings	38,565	$(28,698)	31,978	$(7,292)

*)  For 2020, and 2019, all potentially dilutive securities (Warrants and share options) were excluded from the calculation of diluted earnings per share as they are antidilutive. Including the effect of Share Consolidation (See Note 18a).

NOTE 21:- RELATED PARTY BALANCES AND TRANSACTIONS

a. Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2020	2019

Other accounts receivables	$36	$64

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2020	2019

General and administrative expenses	$617	$464

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

NOTE 21:- RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b. Compensation of key management personnel of the Group:

	Year ended December 31,
	2020	2019

Payroll and related expenses	$2,005	$1,537

Share-based compensation	$2,791	$812

Professional fees *)	$1,391	$359

*) Includes payments to shareholders for the years ended 2020 and 2019 of $534 and $359, respectively.

NOTE 22:- SUMMARIZED FINANCIAL INFORMATION FOR PARTLY OWNED SUBSIDIARY

Summarized financial information for Focus as follows:

	December 31,
	2020	2019
Statement of financial position at reporting date (as presented in Focus' financial statements):

Current assets	$16,531	$7,723
Non-current assets	4,226	3 , 02 7
Current liabilities	(11,341)	(3, 2 47)
Non-current liabilities	(2,274)	(1,853)

Total equity	$7,142	$5,650

	Year ended December 31,
	2020	2019
Operating results (as presented in Focus' financial statements):

Revenues	$13,823	$8,421
Net income (loss)	968	(324)
Other comprehensive income	(22)	(29)

Total comprehensive income (loss)	$946	$(353)

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 22:- SUMMARIZED FINANCIAL INFORMATION FOR PARTLY OWNED SUBSIDIARY (Cont.)

	Year ended December 31,
	2020	2019
Cash flows (as presented in Focus' financial statements):

From operating activities	$1,882	$2,357
From investing activities	(1,656)	(1,308)
From financing activities	(184)	(129)
Effect of foreign exchange on cash and cash equivalents	39	10

Net increase (decrease) in cash and cash equivalents	$81	$930

NOTE 23:- SUBSEQUENT EVENTS

1. On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high- quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus will import GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand. The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in the second quarter of 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with Israeli Ministry of Health regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500Kg of high-THC medical cannabis flower from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

2. On March 18, 2021, the Company closed the acquisition of Trichome Financial Corp. ("Trichome") following an arrangement agreement with Trichome dated December 30, 2020 (the "Arrangement Agreement") pursuant to which, the Company acquired all of the issued and outstanding shares of Trichome (the "Trichome Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Trichome Transaction"). Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of an Ordinary shares for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Ordinary shares, at price per share of $9.8, were issued to the Trichome securityholders, resulting in former Trichome securityholders holding approximately 20.06% of the total number of issued and outstanding Ordinary shares immediately after closing. In addition, 100,916 Ordinary shares, at price per share of $9.8, were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

IM CANNABIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Canadian Dollars in thousands, except share and per share data

NOTE 23:- SUBSEQUENT EVENTS (Cont.)

3. On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. ("MediPharm Labs") for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period.

4. On March 30, 2021, the Company filed in Canada a base shelf prospectus (the "Prospectus") which relates to the offering for sale from time to time (each, an "Offering"), during the 25-month period that the Prospectus, including any amendments hereto, remains effective, of the securities of the Company, with a total offering price of such Securities, in the aggregate, of up to US$250,000 thousand (or the equivalent thereof in other currencies).

5. On March 31, 2021, the Company entered into an arrangement agreement with Acquire MYM Nutraceuticals and its licensed producer subsidiary, Highland Grow (the "MYM Arrangement Agreement") pursuant to which, and subject to the terms and conditions of the MYM Arrangement Agreement, the Company had agreed to acquire all of the issued and outstanding shares of MYM Nutraceuticals (the "MYM's Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "MYM Transaction").

Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Ordinary shares of the Company for each common share of MYM (the "Consideration").

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